

November 12, 2021

William F. Oplinger
Chief Financial Officer
Alcoa Corporation
201 Isabella Street, Suite 500
Pittsburgh, Pennsylvania 15212-5858

  Re: Alcoa Corporation
   Form 10-K for the Year Ended December 31, 2020
   Form 10-Q for the Quarter Ended September 30, 2021
   File No. 001-37816

Dear Mr. Oplinger:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Income Taxes, page 42

1. You disclose that beginning in 2021, you will revise the way your "operational tax provision is calculated on an interim basis" and that the provision "will begin to include the interim tax impacts required under GAAP that have previously been excluded from our operational tax provision calculation." Please explain to us in greater detail the changes made to your interim tax provision and whether it represents a change in accounting principle. In doing so, clarify the nature of the previously excluded items that will now be included, the accounting literature that supports the basis for your treatment, the reasons for the change, and why the change will have "no impact on the GAAP tax provision in any period."

Financial Statements
Notes to the Consolidated Financial Statements
B. Summary of Significant Accounting Policies, page 66

2. Please tell us and disclose the nature of expenses that you include within the cost of goods sold line item and the nature of expenses that you include within the selling, general administrative, and other expenses line item.

Inventory Valuation, page 66

3. You disclose that inventories are stated at the lower of cost or market. Please clarify if you recognize inventory at the lower of cost or market or lower of cost or net realizable value and revise your disclosures accordingly. See ASC 330-10-35-1B.

S. Contingencies and Commitments, page 108

4. We note that Alcoa of Australia Limited ("AofA") is currently involved in a tax dispute with the Australian Taxation Office and that you are not recognizing any tax expense related to the matter since you believe it is more likely than not that AofA's tax position will be sustained. Please tell us if you believe this matter falls within the scope of ASC 740 or other literature, such as ASC 450, and how you arrived at your determination. If applicable, tell us how you applied ASC 740-10-30-7 in determining that no additional tax expense was required.

Form 10-Q for the Quarter Ended September 30, 2021

Statement of Consolidated Cash Flows , page 4

5. Please tell us what the "Premium paid on early redemption of debt" line item represents and why you reflect it as an addition to operating cash flows. See ASC 230-10-45-15(g).

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Heather Clark at 202-551-3624 or Andrew Blume at 202-551-3254 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing